Luminar Technologies, Inc.

2603 Discovery Drive, Suite 100

Orlando, Florida 32826

January 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Erin M. Purnell, Esq.

Re: Luminar Technologies, Inc.

Registration Statement on Form S-1

File No. 333-251657

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 25, 2021, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, January 27, 2021 at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding this request, please contact Daniel Kim of Orrick, Herrington & Sutcliffe LLP at (310) 633-2803.

Very truly yours,

LUMINAR TECHNOLOGIES, INC.

By:	/s/ Thomas J. Fennimore
Name:	Thomas J. Fennimore
Title:	Chief Financial Officer

cc:	Austin Russell, Luminar Technologies, Inc.

Daniel S. Kim, Orrick, Herrington & Sutcliffe LLP